

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2009

<u>Via U.S. Mail and Facsimile (408) 239-4080</u>
Mr. Trevor Blank
President
Skyhigh Resources, Inc.
1791 Marcy Lynn Court
San Jose, CA 95124

Re: Skyhigh Resources, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2009
          Filed July 13, 2009
          Item 4.01 Form 8-K
          Filed August 17, 2009
          File No. 333-153863

Dear Mr. Blank:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        /s/ Chris White

                                        Chris White
                                        Branch Chief